

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2010

Mark Culhane
Executive Vice President and Chief Financial Officer
DemandTec, Inc.
One Franklin Parkway, Building 910
San Mateo, CA 94403

      Re: **DemandTec, Inc.**
              Form 10-K for the Fiscal Year Ended February 28, 2010
              File No. 001-33634

Dear Mr. Culhane:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

              Sincerely,

              Patrick Gilmore
              Accounting Branch Chief